SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of the Company held on December 9, 2025 drawn up in summary form

1.	Date, Time and Venue. On December 9, 2025, at 9:30 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Fernando Mommensohn Tennenbaum, Nelson José Jamel, Ricardo Manuel Frangatos Pires Moreira, Fabio Colletti Barbosa, Lia Machado de Matos, Luciana Pires Dias, Marcos de Barros Lisboa, Milton Seligman and Fernanda Gemael Hoefel, representing the totality of members of the Board of Officers of the Company (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: The Directors unanimously and unrestrictedly resolved to:

4.1.         Preparation of an Extraordinary Balance Sheet. To approve, pursuant to Section 40, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of November 30, 2025 (“November Balance Sheet”).

4.2.         Dividend Distribution. In accordance with the recommendation of the Operations and Finance Committee of the Company, to approve the distribution of dividends in the amount of R$0.4612 per share of the Company, based on the November Balance Sheet. The amount of R$0.3459 per share of the Company will be allocated to the mandatory minimum dividend for fiscal year 2025 and distributed based on the year’s profit; and the amount of R$0.1153 per share of the Company will be paid as additional dividends and distributed based on the profit reserve. The aforementioned payment shall be made on December 30, 2025, without income tax withholding, pursuant to applicable law.

4.2.1.	The aforementioned payment shall be made considering the shareholding position of December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as of December 19, 2025 (inclusive).

4.3.         Distribution of Interest on Capital (IOC). In accordance with the recommendation of the Operations and Finance Committee of the Company, at a meeting held on December 1, 2025, to approve the distribution of interest on capital (“IOC”), based on the profit reserve as determined in the November Balance Sheet, in the amount of R$0.2690 per share of the Company. Considering the achievement of the mandatory minimum amount provided for in item 4.2 above, the IOC amount will not be allocated to the mandatory minimum dividend for fiscal year 2025. The aforementioned payment shall be made by December 31, 2026, and taxed pursuant to the applicable law, which shall result in a net IOC distribution of R$0.2286 per share of the Company.

4.3.1.	The aforementioned payment shall be made considering the shareholding position as of December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as of December 19, 2025 (inclusive).

4.4.         Resignation of Board Member. The members of the Board acknowledged the resignation request submitted by Mr. Nelson José Jamel from his position as a member of the Board and as a member of the People Committee of the Company, to be effective from January 1, 2026. The position on the Board of Directors of the Company will remain vacant until the Annual Meeting to be held in 2026.

4.5.         Election of New Member of the People Committee. In accordance with the recommendation of the People Committee of the Company at a meeting held on December 2, 2025, approve the proposal to elect Mr. Ricardo Manuel Frangatos Pires Moreira as a member of the People Committee, replacing Mr. Nelson José Jamel, effective January 1, 2026.

5.	Close. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 9, 2025

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Fernando Mommensohn Tennenbaum	/s/ Nelson José Jamel
/s/ Ricardo Manuel Frangatos Pires Moreira /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa /s/ Fernanda Gemael Hoefel	/s/ Fabio Colletti Barbosa /s/ Luciana Pires Dias /s/ Milton Seligman /s/ Guilherme Malik Parente Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer